LATAM group continues to strengthen its international network and increases capacity by 7.5% in June

Operating statistics for June 2026
Santiago, July 9, 2026 - During June, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 7.5% compared to the same month of 2025. This growth was driven by a 9.1% increase in international operations, together with a 5.8% capacity expansion in LATAM Airlines Brazil’s domestic market and a 5.3% increase in domestic operations of LATAM Airlines’ affiliates in Chile, Colombia, Ecuador and Peru. During the month, LATAM Airlines Brazil initiated operations of the São Paulo (GRU), Brazil – Brussels, Belgium route, adding Brussels as the group’s tenth destination in Europe.

Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 3.6% compared to June 2025, mainly driven by a 5.3% increase in international operations. Consolidated load factor was 80.8%, down 3.0 percentage points compared to June 2025. During the second quarter, load factor reached 81.8%, while for the first half of the year consolidated load factor reached 83.6%, up 0.2 percentage points compared to the same period of 2025.
In June, LATAM group transported nearly 7.0 million passengers, in line with the same month of 2025.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) reached 698 million in June, 4.1% higher than in the same month of the previous year. As a result, 81 thousand tons of cargo were transported during the month.
The following table summarizes the main operating statistics for the month, quarter and year-to-date as of June for the main LATAM group business segments.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	June			Second Quarter			Year to Date
	2026	2025	% Change	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,089	11,666	3.6%	36,390	34,103	6.7%	75,235	68,486	9.9%
DOMESTIC SSC (1)	1,764	1,730	2.0%	5,399	5,234	3.2%	11,632	11,293	3.0%
DOMESTIC BRAZIL (2)	3,670	3,616	1.5%	10,830	10,499	3.2%	22,278	20,523	8.6%
INTERNATIONAL (3)	6,655	6,320	5.3%	20,160	18,369	9.7%	41,324	36,670	12.7%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,959	13,919	7.5%	44,489	40,863	8.9%	90,027	82,120	9.6%
DOMESTIC SSC (1)	2,242	2,129	5.3%	6,851	6,509	5.3%	14,114	13,821	2.1%
DOMESTIC BRAZIL (2)	4,549	4,300	5.8%	13,429	12,705	5.7%	27,310	25,112	8.7%
INTERNATIONAL (3)	8,169	7,491	9.1%	24,209	21,649	11.8%	48,604	43,186	12.5%

PASSENGER LOAD FACTOR
SYSTEM	80.8%	83.8%	-3.0p.p	81.8%	83.5%	-1.7p.p	83.6%	83.4%	0.2p.p
DOMESTIC SSC (1)	78.7%	81.2%	-2.5p.p	78.8%	80.4%	-1.6p.p	82.4%	81.7%	0.7p.p
DOMESTIC BRAZIL (2)	80.7%	84.1%	-3.4p.p	80.7%	82.6%	-2.0p.p	81.6%	81.7%	-0.1p.p
INTERNATIONAL (3)	81.5%	84.4%	-2.9p.p	83.3%	84.8%	-1.6p.p	85.0%	84.9%	0.1p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,957	6,981	-0.4%	21,098	20,592	2.5%	43,978	41,561	5.8%
DOMESTIC SSC (1)	2,375	2,393	-0.8%	7,224	7,128	1.3%	15,321	15,023	2.0%
DOMESTIC BRAZIL (2)	3,163	3,178	-0.5%	9,493	9,311	2.0%	19,423	18,085	7.4%
INTERNATIONAL (3)	1,419	1,410	0.6%	4,382	4,154	5.5%	9,234	8,453	9.2%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	367	355	3.4%	1,146	1,108	3.4%	2,243	2,177	3.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	698	671	4.1%	2,158	2,053	5.1%	4,313	4,068	6.0%

CARGO LOAD FACTOR
SYSTEM	52.5%	52.9%	-0.3p.p	53.1%	54.0%	-0.9p.p	52.0%	53.5%	-1.5p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	81	79	2.2%	261	256	1.9%	512	499	2.5%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com